August 3, 2018
VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549-3561

Attention:	Ms. Jennifer Thompson
Ms. Myra Moosariparambil

Re:	GameStop Corp.
Form 10-K for the Fiscal Year Ended February 3, 2018
Response dated June 25, 2018
File No. 001-32637

Dear Ms. Thompson:

This letter sets forth the response of GameStop Corp. (referred to herein as the "Company") to the comments on the above-referenced filing provided by the Staff of the Division of Corporation Finance of the Securities and Exchange Commission by letter dated July 20, 2018.

The Staff's comments are restated below in bold and italics type and are followed by the Company's responses.

Form 8-K filed March 28, 2018

Exhibit 99.1

Non-GAAP Measures

1.	We note your response to comment 1 and the revisions you have proposed to make in future filings if you present the measure you call non-GAAP digital receipts. We have the following comments:

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Please revise future filings to comply with the requirement in Item 10(e) of Regulation S-K to provide a reconciliation to the most comparable GAAP measure, or tell us why such disclosure is not required. If you intend to label this measure as an operating metric in future filings, please revise your disclosure to more clearly disclose what this metric represents and how it relates to your GAAP results, including clarifying that the vast majority of digital receipts relates to the sale of unbundled digital content for which you recognize revenue on a net basis.

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Please also revise your description of GAAP Digital Revenue, such as that seen in the revenue recognition accounting policy in your Form 10-K, to disclose to your investors that you recognize revenue from the sale of unbundled digital content on a net basis. Your current disclosure that you earn a commission on the sale of certain digital products does not clarify which digital product sales are recognized on a net basis.

COMPANY RESPONSE:

The Company acknowledges the Staff’s comments and advises the Staff that the Company intends to label its “digital receipts” measure as an operating metric in future filings. The Company will revise its disclosure accordingly and will more clearly disclose what this metric represents and how it relates to the Company’s GAAP results. The Company’s proposed revised disclosure is as follows:

GameStop defines digital receipts as the retail value paid by the customer for digital content sold individually or bundled with non-digital products and sales of subscriptions to our Game Informer magazine in digital form. The vast majority of our digital receipts come from digital products that are sold individually rather than bundled with other products. Under GAAP, we recognize the sale of these digital products on a net basis, whereby the commissions earned are recorded to revenue rather than the full retail price paid by the customer. We believe this operating metric is useful in understanding the size and performance of our digital business in comparison to measures of the overall digital industry revenues and our other video game product categories.

In addition, the Company will revise its description of GAAP digital revenue included in its Form 10-K to more clearly disclose that revenue is recognized on a net basis for the sale of digital content for which we do not take possession or have the risk of loss. The Company’s proposed revised disclosure is as follows:

We also sell a variety of digital products which generally allow consumers to download software or play games on the internet. The significant majority of the digital products we sell are unbundled and do not require us to purchase inventory or take physical possession of, or take title to, inventory. When purchasing these products from us, consumers pay a retail price and we earn a commission based on a percentage of the retail sale as negotiated with the digital product publisher. We recognize the sale of these digital products on a net basis, whereby the commissions earned are recorded to revenue.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact us at 817-424-2000.

Sincerely,

/s/ Robert A. Lloyd
Robert A. Lloyd
Chief Operating Officer and
Chief Financial Officer
GameStop Corp.
(Principal Financial Officer)

/s/ Troy W. Crawford
Troy W. Crawford
Senior Vice President and
Chief Accounting Officer
GameStop Corp.
(Principal Accounting Officer)

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